Exhibit 96.3

Technical Report Summary on

ACT Holdings Company Limestone Operation

Izard County, Arkansas, USA

Prepared for:

United States Lime and Minerals, Inc.

SK-1300 Report

Effective Date December 31, 2021

Report Date: March 2, 2022

DISCLAIMERS AND QUALIFICATIONS

SYB Group, LLC (“SYB”) was retained by United States Lime & Minerals, Inc. (“USLM”) to prepare this Technical Report Summary (“TRS”) related to ACT Holdings, Inc. (“ACT”) limestone reserves and resources. This TRS provides a statement of ACT’s limestone reserves and resources at its mine located in Izard County, Arkansas and has been prepared in accordance with the U.S. Securities and Exchange Commission (“SEC”), Regulation S-K 1300 for Mining Property Disclosure (S-K 1300) and 17 Code of Federal Regulations (“CFR”) § 229.601(b)(96)(iii)(B) reporting requirements. This report was prepared for the sole use by USLM and its affiliates and is effective December 31, 2021.

This TRS was prepared by SYB Group’s President who meets the SEC’s definition of a Qualified Person and has sufficient experience in the relevant type of mineralization and deposit under consideration in this TRS.

In preparing this TRS, SYB relied upon data, written reports and statements provided by ACT, Arkansas Lime Company, also a wholly-owned subsidiary of USLM, (“ALC”) and USLM. SYB has taken all appropriate steps, in its professional opinion, to ensure information provided by ACT, ALC and USLM is reasonable and reliable for use in this report.

The Economic Analysis and resulting net present value estimate in this TRS were made for the purposes of confirming the economic viability of the reported limestone reserves and not for the purposes of valuing ACT or its assets. Internal Rate of Return and project payback were not calculated, as there was no initial investment considered in the financial model. Certain information set forth in this report contains “forward-looking information,” including production, productivity, operating costs, capital costs, sales prices, and other assumptions. These statements are not guarantees of future performance and undue reliance should not be placed on them. The ability to recover the reported reserves depends on numerous factors beyond the control of SYB Group that cannot be anticipated. Some of these factors include, but are not limited to, future limestone prices, mining and geologic conditions, obtaining permits and regulatory approvals in a timely manner, the decisions and abilities of management and employees, and unanticipated changes in environmental or other regulations that could impact performance. The opinions and estimates included in this report apply exclusively to the ACT mine as of the effective date of this report.

All data used as source material plus the text, tables, figures, and attachments of this document have been reviewed and prepared in accordance with generally accepted professional geologic practices.

SYB hereby consents to the use of ACT’s limestone reserve and resource estimates as of December 31, 2021 in USLM’s SEC filings and to the filing of this TRS as an exhibit to USLM’s SEC filings.

Qualified Person: /s/ Keith V. Vickers

Keith V. Vickers, TXPG #3938

President, SYB Group, LLC

1216 W. Cleburne Rd

Crowley, TX 76036

Table of Contents

List of Figures		4
List of Tables		5
1	Executive Summary	6
2	Introduction	7
3	Property Description and Location	10
4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	11
5	History	11
6	Geological Setting, Mineralization, and Deposit	12
7	Exploration	17
8	Sample Preparation, Analyses, and Security	20
9	Data Verification	22
10	Mineral Processing and Metallurgical Testing	22
11	Mineral Resource Estimates	22
12	Mineral Reserve Estimates	25
13	Mining Methods	27
14	Processing and Recovery Methods	28
15	Infrastructure	28
16	Market Studies	29
17	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups	29
18	Capital and Operating Costs	31
19	Economic Analysis	31
20	Adjacent Properties	34
21	Other Relevant Data and Information	34
22	Interpretation and Conclusions	34
23	Recommendations	34
24	References	35
25	Reliance on Information Provided by the Registrant	35
Appendix A: List of Data Included in the Geologic Model		36
Appendix B: Annual Cash Flow Analysis		37

List of Figures

1.	Fig. 3.1	Location and Property Map for ACT Operation
2.	Fig. 6.1-1	Arkansas Geological Provinces
3.	Fig. 6.1-2	Regional Geologic Map, Eastern Ozark Plateau
4.	Fig. 6.4-1	ACT, Local Area Stratigraphic Column
5.	Fig. 6.4-2	ACT West to East Cross-Section
6.	Fig. 7.1-1	ACT, Drill Hole Locations
7.	Fig. 7.1-2	ACT Core Hole Log
8.	Fig. 11.3	ACT, Top of the Plattin Limestone
9.	Fig. 13.2	ACT, Estimated Final Mine Limits
10.	Fig. 15.1	ACT, Operations Infrastructure

List of Tables

1.	Table 1.1	ACT Holding Company, Inc. – Summary of Limestone Mineral Resources as of December 31, 2021, Based on $11.05 Crushed Limestone
2.	Table 1.2	ACT Holding Company, Inc. – Summary of Limestone Mineral Reserves as of December 31, 2021, Based on $11.05 Crushed Limestone
3.	Table 1.3	Operating Costs
4.	Table 2.3	Glossary of Terms and Abbreviations
5.	Table 2.4	Visits Made by QP to ACT
6.	Table 5.2	Historical Exploration and Development Drilling
7.	Table 6.4	ACT Property Stratigraphy
8.	Table 7.1-1	All ACT Drilling Projects
9.	Table 7.1-2	Summary of 2005 Exploration Drilling
10.	Table 7.1-3	Summary of 2006 Exploration Drilling
11.	Table 7.1-4	Summary of 2019 Development Drilling
12.	Table 7.1-5	Summary of All ACT Drilling
13.	Table 11.2.4	Resource Parameter Assumptions
14.	Table 11.3	Summary of the Drill Hole Database for the Model
15.	Table 11.4.1	ACT Holding Company, Inc. – Summary of Limestone Mineral Resources as of December 31, 2021, Based on $11.05 Crushed Limestone
16.	Table 12.4	ACT Holding Company, Inc. – Summary of Limestone Mineral Reserves as of December 31, 2021, Based on $11.05 Crushed Limestone
17.	Table 17.1	Mining and Environmental Permits
18.	Table 18.2	Operating Costs
19.	Table 19.3-1	Sensitivity Analysis: Varying Discount Rate
20.	Table 19.3-2	Sensitivity Analysis: Varying Contractor Open Pit Mining Costs
21.	Table 19.3-3	Sensitivity Analysis: Varying Contractor Overburden Mining Costs
22.	Table 19.3-4	Sensitivity Analysis: Varying Contractor Underground Mining Costs
23.	Table 19.3-5	Sensitivity Analysis: Limestone Selling Price Change

1Executive Summary

The ACT Holdings, Inc. (“ACT”) mine is scheduled to begin production during 2022. The ACT mine will be mined by a contract miner using two methods: conventional open pit mining and room and pillar underground mining. It will produce high-grade limestone with calcium carbonate (“CaCO3”) quality above 96.0% from the Plattin formation that is delivered to the contract miner’s primary crusher. The crushed limestone will be transported to a rail spur on the mine property that is owned and operated by Arkansas Lime Company (“ALC”). ALC will transport the limestone by rail to the ALC plant where it will be processed into various products that are sold to a variety of customers. The ACT mine is located in Izard County, Arkansas on approximately 2,500 acres owned by ACT that contains known high-grade limestone reserves in a bed that typically ranges from 25 ft. to 30 ft. The mine was previously operated from approximately the 1950’s to the late 1970’s by former owners.

The ACT mine has procured, and will operate in compliance with, the required Authorization to Quarry (“ATQ”) and air and storm water permits that were issued the Arkansas Department of Environmental Quality (“ADEQ”). ACT will be required to refile the ATQ in 2023 and renew the air and storm water permits in 2022 and 2024, respectively.

The average annual production rate for the ACT mine is expected to be approximately 500,000 to 1,000,000 tons of limestone per year. The expected mine life at that rate of production is approximately 80 years.

Geologic and analytical data from local drilling have proven that the Plattin limestone has a consistent CaCO3 content above 96.0% and a small range of thickness (30 ft. to 25 ft.) across the entire ACT property. These analytical results from more than 70 drill holes are sufficient to establish reasonable certainty of geological presence and grade or quality continuity on the property. The geologic confidence is high and verified with the abundance of drilling results.

As noted in section 2.1, Keith Vickers of SYB Group (“SYB”), a consultant for United States Lime & Minerals, Inc. (“USLM”) for over 20 years served as the Qualified Person (“QP”) and prepared the estimates of limestone mineral resources and reserves for the ACT mine. Summaries of the ACT mine’s limestone mineral resources and reserves are shown below in Tables 1.1 and 1.2, respectively. Sections 11 and 12 set forth the definitions of mineral resources and reserves as well as the methods and assumptions used by the QP in determining the estimates and classifications of the ACT mine’s limestone mineral resources and reserves.

Table 1.1 ACT Holding Company, Inc. – Summary of Limestone Mineral Resources as of December 31, 2021,

Based On $11.05 Crushed Limestone 1, 2

Resource Category	In Place (tons)	Cutoff Grade (% X)	Processing Recovery (%)[3]
Measured Mineral Resources	115,802,000	Above 96.0 (CaCO3)	N/A
Indicated Mineral Resources	0	0	N/A
Total Measured and Indicated	115,802,000	Above 96.0 (CaCO3)	N/A

Notes:	[1] Price Source from USGS Mineral Commodity Summaries 2021.
[2] Shot limestone delivered to the primary crusher.
3 N/A: Not Applicable because estimated resources are in place.

Table 1.2 ACT Holding Company, Inc. – Summary of Limestone Mineral Reserves as of December 31, 2021,

Based On $11.05 Crushed Limestone 1, 2

Reserve Category	Extractable (tons)	Cutoff Grade (% X)	Mining Recovery (%)[3]
Probable Reserves	21,047,000	Above 96.0 (CaCO3)	95.0/75.0
Proven Reserves	68,500,000	Above 96.0 (CaCO3)	95.0/75.0
Total Probable and Proven	89,547,000	Above 96.0 (CaCO3)	95.0/75.0

Notes:	[1] Price Source from USGS Mineral Commodity Summaries 2021.
[2] Shot limestone delivered to the primary crusher.
[3] Mining recovery is listed as open pit/UG recovery.

The modeling and analysis of the ACT mine’s resources and reserves has been developed by ACT, ALC, and USLM personnel and reviewed by management of the companies, as well as the QP. The development of such resources and reserves estimates, including related assumptions, was a collaborative effort between the QP and personnel of the companies.

Since all mining and overburden removal is performed by a contractor there are no capital costs. Limestone mining costs for ACT were estimated using its contract with its contractor. Contract mining costs are $3.50 per ton of limestone ore and $2.17 per ton for overburden. Underground contract limestone mining costs are $6.50 per ton.

Table 1.3 Operating Costs

Operating Cost Estimate	Cost
Contractor Open Pit Mining Cost Per Ton	$3.50
Contractor Overburden Mining Cost Per Stripping Ton	$2.17
Contractor Underground Mining Cost Per Ton	$6.50

It is the QP’s overall conclusions that:

1.

The ACT mine limestone deposit has been proven by geologic and analytical data from local drilling to have quality and thickness that is very consistent. Because of the simple geology, the mining methods for the mine are straightforward and consist of conventional open pit mining and conventional room and pillar mining for the underground portion of the mine.

2.	The data detailed in this report that was used to estimate the resources was adequate for the resource interpretation and estimation.

3.	The mining operations will be performed by contract miners and there are no significant factors onsite that will impact the extraction of the ore body.

4.

Absent unforeseen changes in economic or other factors, including additional federal or state environmental regulations, the economic analysis and the amount of Proven and Probable Reserves indicate the operation reasonably has approximately 80 years of estimated mine life at current production levels.

2Introduction

2.1Issuer of Report

Mr. Keith Vickers of SYB Group, LLC (“SYB”), a consultant for USLM for over 20 years, prepared this Technical Report Summary (“TRS”) on ACT’s mining operations located in Izard County, Arkansas. Mr. Vickers is a Qualified Person (“QP”). USLM is a publicly-traded company on the NASDAQ Stock Exchange under the ticker symbol USLM and ACT is a wholly-owned subsidiary of USLM.

2.2Terms of Reference and Purpose

The purpose of this TRS is to support the disclosure of mineral resource and reserve estimates for ACT’s mining operations located in Izard County, Arkansas as of December 31, 2021. This TRS is to fulfill 17 Code of Federal Regulations (“CFR”) § 229, “Standard Instructions for Filing Forms Under Securities Act of 1933, Securities Exchange Act of 1934 and Energy Policy and Conservation Act of 1975 – Regulation S-K,” subsection 1300, “Disclosure by Registrants Engaged in Mining Operations.” The mineral resource and reserve estimates presented herein are classified according to 17 CFR § 229.1300 Definitions.

The QP prepared this TRS with information from various sources with detailed data about the historical and current mining operations, including individuals who are experts in an appropriate technical field. ACT has not previously filed a TRS.

The quality of information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation; and ii) the assumptions, conditions, and qualifications outlined in this TRS.

Unless stated otherwise, all volumes and grades are in U.S. customary units and currencies are expressed in 2021 U.S. dollars. Distances are described in U.S. standard units.

2.3Sources of Information

This TRS is based upon engineering data, financial and technical information developed and maintained by ACT or USLM personnel, work undertaken by third-party contractors and consultants on behalf of the mine, public data sourced from the United

States Geological Survey, Arkansas Geological Survey, internal ACT technical reports, previous technical studies, maps, ACT letters and memoranda, and public information as cited throughout this TRS and listed in Section 24. Table 2.3 is list of the terms used in this TRS.

This TRS was prepared by Keith V. Vickers, BSGeol, MSGeol, TXPG #3938, CPetG #6152. Detailed discussions with the following were held during the preparation of the TRS:

Mr. Timothy W. Byrne, President, CEO USLM, Dallas, Texas

Mr. Michael L. Wiedemer, Vice President, CFO USLM, Dallas, Texas

Mr. Russell R. Riggs, Vice President, Production, USLM, Dallas, Texas

Mr. M. Michael Owens, Corporate Treasurer, USLM, Dallas, Texas

Mr. Jason Nutzman, Director of Legal and Compliance, USLM, Dallas, Texas

Mr. Wendell Smith, Director Environmental, USLM, Dallas, Texas

Mr. Nate O'Neill, Vice President and Plant Manager, ACT Holdings, Inc./ALC, Batesville, Arkansas

Mr. Tim Zuroweste, Mining and Projects Manager, ALC, Batesville, Arkansas

Mr. David Cox, Safety and Quality Control Manager, ALC, Batesville, Arkansas

Mr. Peter McKenzie, Mine Manager, TLC, Cleburne, Texas

Mr. Keith Vickers, SYB Group, USLM Consulting Geologist, Crowley, Texas

Table 2.3 Glossary of Terms and Abbreviations

Term	Definition
AAPG	American Association of Professional Geologists
AASHTO	American Association of State Highway and Transportation Officials
ACT	ACT Holdings Company, Inc.
ADEQ	Arkansas Department of Environmental Quality
AGS	Arkansas Geological Survey
ALC	Arkansas Lime Company
ASTM	American Society for Testing and Materials
CaCO3	Calcium Carbonate
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFR	Code of Federal Regulations
DTM	Digital Terrain Model
E	East
F.	Fahrenheit
Fig.	Figure
ft.	Feet
GLONASS	Global Navigation Satellite System
GPS	Global Positioning System
LIBOR	London Inter-Bank Offered Rate
LIDAR	Light Detection and Ranging
LST	Limestone
N	North
NAD	North American Datum
NPV	Net Present Value
P.E.	Professional Engineer
PG	Professional Geologist
QP	Qualified Person
QC/QA	Quality Control/Quality Assurance
S	South
SST	Sandstone
TRS	Technical Report Summary
TLC	Texas Lime Company
UG	Underground
U.S.	United States
USGS	United States Geological Survey
USLM	United States Lime and Minerals, Inc.
WAAS	Wide Area Augmentation System
W	West
XRF	X-Ray Fluorescence

2.4Personal Inspection

The QP, who has been a consulting geologist for USLM for over 20 years, is familiar with ACT’s mine geology and operations. In addition, the QP conducted onsite visits to review data, confirm protocols, and gather specific information required for the TRS not previously available to him.

On October 3, 2021, the QP met in the ACT office to review the drill hole and surface sample database and discuss what data were available and needed for the TRS. The QP inspected the mine and discussed the core storage methods. Core logging and sampling procedures were verified. The QP discussed quality control and quality assurance with the ALC QC/QA lab manager. A review of the core sawing methods and sample preparation for analytical tests occurred also.

The QP was updated on current mine status and reviewed a report checklist with ACT management and personnel. Topics covered in the update were the resource areas, grade controls, and production hole sampling and surveying procedures. The QP also inspected several locations in the mine area. The existing geologic model and mine design were reviewed. The QP met with the QC/QA lab manager to obtain lab and XRF standard certifications and instrument service/care contracts. Table 2.4 is a partial list of dates the QP has visited the mine.

Table 2.4 Visits Made by QP to ACT

Date	Reason
2005	Supervised Exploration Drilling
2006	Supervised Exploration Drilling
2015	Geologic Mapping for Permitting
2017	Assisted in Mine Planning for Permitting
2019	Supervised and Served as Hole Site Geologist for Development Drilling

3Property Description

3.1Property Description and Location

ACT’s operations (35053’27.13”N, -91052’30.96”W, Fig. 3.1 GoogleEarth 2021) are located in Izard County, Arkansas, 5 miles east of Guion, Arkansas and 15 miles from Batesville, Arkansas.

3.2Mineral Rights

The ACT Company owns approximately 2,500 acres in fee with all surface and subsurface mineral rights. Information furnished by ACT. (AcreValue website, 2021) (USLM Internal Report, 2005).

3.3Significant Encumbrances or Risks to Performing Work on the Property

There are no significant issues or risks to work on the properties outside of those generally related to mining operations.

3.4Lease Agreements and Royalties

ACT does not receive any royalties as it is not the lessor for any mineral rights on its properties.

4Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1Topography, Vegetation, and Physiography

The ACT area is located in the Ozark Plateaus physiographic province which is part of the Interior Highlands Physiographic region. Fig. 6.1-1 shows the regions and provinces with the ACT approximate location.

This province’s topography is comprised of narrow valleys with steep sided ridges. These valleys generally connect to major river drainages. The elevations range from 750 ft. to 290 ft. The valleys are covered with thick alluvial sediments and the ridges have moderate soil cover on top but little to no soil on the sides.

The tree types consist predominately of upland forest consisting of oak and hickory trees (Foti, 1979). The limited area of the flat valley floor is agricultural land or small real estate tracts.

4.2Accessibility and Local Resources

Primary access to the operation is by County Road 2 to County Road 5 then to Collietown Road into the town of Cushman, Arkansas. From Cushman, State Highway 69 runs through the city of Batesville, Arkansas. The nearest community, Guion, Arkansas, does not have an airport. Batesville is served by a regional airport and commercial airline travel is through Little Rock, Arkansas (95 miles). County roads are gravel and paved.

4.3Climate and Operating Season

The average rainfall for Izard County, Arkansas, is 48 inches of rain per year. The County averages six inches of snow per year. On average, there are 220 sunny days per year in Izard County. The County averages 98 days of precipitation per year. Precipitation is rain, snow, sleet, or hail that falls to the ground. Average temperature ranges from a high in July of 90 degrees F. to a low of 25 degrees F. in January. There are infrequent winter storms that may make operations pause for a short period but nothing long-term. The above conditions make year-round mine operation possible with little weather-related lost time (www.bestplaces.net/climate, 2021).

4.4Infrastructure

4.4.1Water

There are no issues with the water supply. Mine is located next to the White River.

4.4.2Energy Supply

ACT’s mining operations are conducted by a contract miner who is responsible for their own fuel. Electricity is available at the property.

4.4.3Personnel

The contractor mining ACT is responsible for providing their personnel.

4.4.4Supplies

All supplies needed are furnished by the contactor as stipulated in the mining contract.

5History

5.1Prior Company Ownership

ACT purchased two adjoining properties formerly known as the ALCOA property and Reynolds property in 2005, which together consisted of approximately 2,500 acres in Izard County, Arkansas. Both properties produced high quality limestone for about 30 years before ceasing operations in the 1980’s. Information was provided by USLM.

5.2Exploration and Development History

Table 5.2 Historical Exploration and Development Drilling

Year	Company	Purpose	Summary of Work	Comment
2005	ACT/Longyear Drilling	Exploration	5 Hole Project	Confirm Platting Present and Quality
2006	ACT/Longyear Drilling	Exploration	48 Hole Project	Confirm Extent Across Property
2019	ACT/3D Drilling	Development	Drilling in Old Surface Mines 24 Hole Project	Quality and Mining Thickness Plattin
Note:	A detailed discussion of all drilling and results is in Section 7.1.

6Geologic Setting, Mineralization, and Deposit

6.1Regional Geology

The state of Arkansas is divided into five geologic provinces (Fig. 6.1-1). These provinces were designated according to unique geology and topography. ACT is located in the Ozark Plateaus province. The target ore formation at the ACT mine is the Plattin limestone of the Middle Ordovician age. Described below is the regional geologic history with emphasis on this age and formation. Please refer to Fig. 6.1-2 for the stratigraphic period and formation order. The Ozark Plateaus province began to form in the early Ordovician when the first uplift of the region occurred. These uplift events occurred throughout geologic time until the Tertiary age. This last event and significant erosion left the current structural feature seen today. Between the Cambrian age and the present day there were repetitive erosional events. There were a total of 17 events caused by either uplift with erosion or erosion because of receding seas. These are depositional hiatuses or erosional unconformities. They are important because they produce a high degree of variability in thickness. The Lower Ordovician age is characterized by deposition of dolomites until the Middle Ordovician age with the deposition of the Joachim formation. From the Plattin formation until the Chattanooga shale at the end of the Devonian age, limestone deposition was the dominate rock type. The rock types of this period represent deposition in a shallow marine environment which existed for a long period of time until deep water marine environment conditions produced shale deposition (McFarland, 1998.)

Structurally, the region is one of flat lying strata (low dip angle) and faulting is generally the normal type with the downthrown part on the south side. There are gentle folds present and they are very low amplitude (height). Fig. 6.1-2 is the geologic map of the eastern part of the Ozark Plateaus province.

6.2Local and ACT Property Geology

The local and ACT mine site geology are microcosms of the regional geologic events. The age range for the formations outcropping in the ACT area is Middle Ordovician to Mississippian age. Fig. 6.4-1 is a stratigraphic column with complete descriptions of the formations present in the ACT area. At the ACT mine site drilling revealed a transitional interval between the Kimmswick formation above and the Upper Plattin formation below. The interval consists of a very fine crystalline limestone and dolomitic limestone with very fine quartz sand. This interval’s thickness is highly variable with a range from 0 ft. to 35 ft. Drilling and surface mapping have not found any faults in the area but mapping in other nearby areas has encountered normal faults with displacements of 20 ft. or less. Similar to the regional structural fabric there are a few gentle low angle folds.

There are erosional surfaces present at every formational contact which has produced variation in formation thicknesses. These are hiatuses in the depositional record called unconformities. This partial rock record poses some challenges in mapping and correlation because these events varied in length and magnitude. Table 6.4 contains typical ranges for formation thicknesses in the local area.

Karsting or limestone dissolution by meteoric water occurs all over northern Arkansas as the result of the large amount of rainfall the region receives. Typically, the more porous the rock the greater the dissolution effect. Formations like the Fernvale or Kimmswick (coarse crystalline) are more affected than less porous formations such as the Upper Plattin formation (very fine crystalline).

6.3Mineralization

Unlike other industrial minerals or metal deposits, high calcium limestones are the product of unique depositional environments only, not by subsurface alteration or enhancement. The CaCO3 content is the product of reef organisms that build their exoskeletons out of CaCO3 derived from the marine environment. The reef area has very limited or no exposure to sources of non-carbonate materials such as clay, silica, iron, that reduce the CaCO3 content. No subsurface mineralization has occurred to create or enhance the CaCO3 content in this deposit.

6.4Stratigraphy and Mineralogy

Fig. 6.4-1 is stratigraphic column with detailed descriptions covering the local area around the ACT mine site. Fig. 6.4-2 is a cross-section through the center of the property. The section displays the variable nature if the interburden interval between the Kimmswick formation and the Upper Plattin formation. Table 6.4 is a listing of the mine site stratigraphy and the range of formation thicknesses that occur locally. (Rains and Hutto, 2012)

The Upper Plattin formation is a very fine crystalline limestone that is composed of almost pure CaCO3 mud. This type of lithology is deposited in clear water in a shallow sheltered bay or lagoon which has limited source to open water mostly at high tide.

Mb **Boone Formation (Osagean)** - Typically consists of thick-bedded, fine-granular to coarse-bioclastic limestone interbedded with chert in nodules and anastomosing beds. Limestone is usually gray fresh and weathered. Common fossils include crinoids and brachiopods though others have been noted (see McFarland, 2004). Phosphate pebbles and pyrite crystals are rare. Chert is commonly white to gray on fresh and weathered surfaces, but weathers tan locally. Geomorphology is characterized by erratic rolling hills with abundant sinkholes and springs, covered by unconsolidated regolith, composed primarily of red clay, and chert gravel.

St. Joe Limestone Member (Kinderhookian to Osagean) Poorly exposed or absent. Where recognized, it consists of less than 2 feet of bioclastic, coarse- grained limestone. Gray fresh with faint pink and green- mottles. Gray on weathered surfaces. Phosphate pebbles and pyrite nodules are common. Manganese dendrites, calcite vugs and the absence of chert distinguish it from the upper Boone formation. Locally there is a pinkish- to light brownish-gray, fine- to medium-grained chert- and sandstone-pebble-conglomerate, up to 2 ft (.6 m) thick at the base. Undifferentiated Silurian and upper Ordovician rocks are also included in the Boone Formation because they are too thin and localized to be depicted separately. These consist primarily of red-mottled, gray micritite with fossil fragments and pyrite inclusions (Lafferty Limestone), and dark red to pale green conglomeratic sandstone and siltstone with shale interbeds and dark red and gray algal buttons (Cason shale). Total thickness of the Boone Formation up to 400 ft (122 m). Unconformable with the underlying Ordovician units.

Of **Fernvale Formation (Upper Ordovician)** - Typically massive, coarse-grained, fossiliferous limestone. Gray to white with pink mottles on fresh surfaces. Weathered outcrops are characteristically rounded, moss- covered, and friable. Fossils are mostly indistinct fragments although barrel-shaped crinoid segments are a notable exception. Ranges from 0-80 ft (0-30 m) thick. Unconformable with the underlying Kimmswick or Plattin formation.

Ok **Kimmswick Limestone (Middle Ordovician)** - Typically fine-grained, bioclastic limestone with micritic zones. Limestone is gray to white fresh with characteristic "sugary" appearance. Gray weathered. Micrite is gray both fresh and weathered. Outcrop locally splits into "nuggets" approximately 2 – 3 inches in diameter when struck with a hammer presumably due to the stylolites. Rare phosphate pebbles, chert lenses, and sinkholes. 0 – 40 ft (12 m) thick. Unconformable with the underlying Plattin Formation.

Op **Plattin Limestone (Middle Ordovician)** - Typically thin- and flat-bedded micrite. Light- to medium- gray on fresh surfaces and light-gray weathered. Common clear to white calcite blebs. Rare buff to light-yellow, very fine-granular limestone interbeds. Rare calcareous greenish-gray shale interbeds near base. Common well-developed karst features including disappearing streams, caves, sinkholes and springs. Springs are very common along the lower contact with the Joachim Formation. Local rare fossil fragments include corals, gastropods, and bryozoans. 40 – 180 ft (12 – 55 m) thick. Unconformable with the underlying Joachim Formation.

Oj **Joachim Dolomite (Middle Ordovician)** - Typically very fine granular dolostone with local interbedded fine- to medium-grained sandy limestone. The dolostone is tan to buff to gray on fresh surfaces and weathers light gray. The sandy limestone is gray on fresh and weathered surfaces. Ranges from very thin- to thick-bedded. Common small clear calcite vugs. The upper dolostone locally contains relatively larger calcite veins that stand in relief on weathered surfaces. The lower Joachim Dolomite locally contains breccia units composed of calcareous sandstone with angular dolostone rip-up clasts. Rare karst features include springs and sinkholes. Ranges from 5 – 140 ft (1 – 43 m) thick. Conformable with the underlying St. Peter Formation.

Osp **St. Peter Sandstone (Middle Ordovician)** - Typically massive, fine- to medium-grained sandstone. White to buff on fresh surfaces. Brown to dark-greenish-gray to gray on weathered surfaces. Well-sorted and well-rounded. Locally contains minor clay. Faint thin- beds and cross-beds can be identified rarely. Usually calcareous and friable. Contains relatively resistant, cylindrical "sandstone pipes" ranging in diameter from approximately 4 in. to 3 ft (10 cm – 1 m). Springs and sinkholes are very common. Unconformable with the underlying Everton Formation. Ranges from 20 – 140 ft (6 – 43 m) thick.

Oe **Everton Formation (Middle Ordovician)** - Consists of interbedded dolostone, limestone and sandstone. The dolostone and limestone are typically dark-gray on weathered surfaces and range from light-gray to light-greenish-gray on fresh surfaces. Texture is mostly very fine- to fine-granular and locally sandy. Calcite veins are common and quartz veins are rare. Typically very thin- to thin-bedded. Stromatolites are prevalent. Typically hummocky- to ripple-bedded and locally bioturbated. The sandstone is white to buff on fresh surfaces and gray weathered. Grains range from fine to medium and subangular to rounded. Typically calcareous. Ranges from thin- bedded to massive. Sandstone intervals vary in thickness from 1 inch to several feet and are interspersed throughout the formation although they are not abundant relative to the carbonate units. Up to 500 ft (152 m) thick. Conformable with the underlying Calico Rock Sandstone Member (Suhm, 1975).

Fig. 6.4-1 ACT, Local Area Stratigraphic Column

Fig. 6.4-2 ACT West to East Cross-Section

Elevation
Distance
W
E
Boone LST & Recent Sediments
Fernvale LST
Kimmswick LST
Sandy Interburden
Plattin Ore LST
Joachim & St Peter
Vert. Exaggeration = 5 to 1
Red = Cross-section Line
Blue = Resource Area Limit
Topography; USGS LiDAR 2019

Table 6.4 ACT Property Stratigraphy

Stratigraphic Unit	Thickness Approximate Range	Primary Lithology
Alluvium	Variable	Recent Soils and Gravels (Chert)
Boone Formation	0 ft. to 200 ft.*	Cherty, Coarse to Fine Crystalline LST
St Joe Formation	0 ft. to 100 ft.*	Coarse Crystalline, Bioclastic LST
Sylamore Formation	0 ft. to 20 ft.*	Well Rounded, Medium Grained, SST
Lafferty Formation	5 ft. to 20 ft.*	Very Fine to Fine Crystalline, Clayey, LST
St Clair Formation	0 ft. to 100 ft.*	Very Coarse Crystalline, Fossiliferous LST
Cason Formation	0 ft. to 10 ft.*	Sandy, Calcareous, Shale Containing SST in areas
Fernvale Formation	60 ft. to 120 ft.*	Coarse Crystalline, Fossiliferous, LST
Kimmswick Formation	12 ft. to 55 ft.*	Coarse to Fine Crystalline, Surgery Texture, LST
Plattin Top Marker Bed	0 ft. to 35 ft.	Very Fine Crystalline, “Lime Green” Dolomitic LST
Plattin Formation	105 ft. to 240 ft.*	Upper Very Fine Crystalline, Clear Calcite Grains, LST
Joachim Formation	20 ft. to 150 ft.*	Very Fine Granular, Calcite Grains and Veins, Dolomite
St Peter Formation	120 ft. to 200 ft.*	Well Sorted and Rounded Grains, White, Friable, SST
Everton Formation	0 ft. to 600 ft.*	Thin Bedded, Interbedded SST and Dolomite
Note:	*Multiple Sources AGS.

7Exploration

The ACT sample consists of 76 core holes. Previous owners conducted drilling programs and mined the Fernvale formation and Kimmswick formation (open pit and underground mine). Their drilling information was not available.

7.1Drilling Programs

A summary of all drilling projects in the on ACT property is in Table 7.1-1. These projects include exploration and development drilling by diamond rotary bit method. Fig. 7.1-1 is a location map of all core holes utilized in the geologic model with the resource area outlined. A list of the holes in the model database containing the hole name and XY coordinates can be found in Appendix A.

These drilling projects followed USLM protocols for drilling and analysis of the cores. The procedures for the projects were:

•	Contract geologists selected core drilling locations with the approval of sites and drilling budget by USLM management.

•

Core drilling was conducted directly under the supervision of contract geologists. All core was logged by SYB or an approved USLM contract geologist using a protocol modified from the Shell Sample Examination Manual (Swanson, 1981) that was modified by SYB and approved by USLM.

•	After final selection, hole locations were surveyed by hand GPS (WAAS and GLONASS capable).

•	Immediately upon retrieval, the core was placed on a V-shaped trough. All core pieces were fitted together and labeled with a permanent marker in one-ft. intervals.

•

Characteristics related to the suitability of the limestone for the ALC plant processing and geology were recorded. These items are stratigraphy, key marker lenses/layers, lithology characteristics, visual identification of ore top and bottom, and structural disturbance.

•

The core from each drill hole was placed into cardboard boxes in two ft. intervals totaling 10 ft. at the drill site. The boxes were labeled with a box number, company information, hole number, core runs, and depths marked on each box. The boxes were then delivered to the ALC core processing area. Then they were prepped for transport to the ALC core storage center.

•

The contract geologists were responsible for examining the core and compiling a detailed interval list for XRF analysis. This list was later entered into Excel to build an analysis database. The analysis intervals were chosen on two ft. lengths and intervals of six ft. to ten ft. above and below the lithologically identified ore zone were chosen. This excess was so the top and bottom of the ore could be chemically defined.

•

Once the cores were at the ALC core storage area, the core intervals were diamond sawed into two-thirds to one-third splits. The interval’s one-third split was then bagged in a plastic bag and labeled with the depth interval to be analyzed. The two-thirds split was placed back in the box for reference.

•

The bagged intervals are kept in plastic labeled buckets or boxes in separate groups by the hole and then submitted to the ALC QC/QA lab for XRF analysis. Any portions of samples not destroyed during the testing process are still stored at the ALC core storage facility.

The ALC QC/QA lab performed the XRF analysis on these cores using the USLM lab protocols (discussed in Section 8).

Table 7.1-1 All ACT Drilling Projects

Year	Company	Purpose	Summary of Work	Comment
2005	ACT/Longyear Drilling	Exploration	5 Hole Project	Confirm Platting Present and Quality
2006	ACT/Longyear Drilling	Exploration	48 Hole Project	Confirm Extent Across Property
2019	ACT/3D Drilling	Development	Drilling in Old Surface Mines 24 Hole Project	Quality and Mining Thickness Plattin

ACT purchased the properties located at Izard County, Arkansas in 2005 and as part of the due diligence five exploratory core holes were drilled across the properties. These holes were wide spaced and drilled to a depth below the Upper Plattin formation limestone target to preliminarily evaluate the area’s stratigraphy and the Upper Plattin formation’s quality. The exploration data indicated that the formation was present across the property with the quality and continuity needed to justify more development drilling. The results from this project are in Table 7.1-2 below.

Table 7.1-2 Summary of 2005 Exploration Drilling

Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
5	29	97.1
Note:	From 2005 SYB Group Drilling Report.

Based on the previous project, a 48-core hole exploration project was undertaken to prove with reasonable certainty the continuity and quality of the Upper Plattin formation was present across the property. During drilling, at some locations, karsting was encountered in the limestone formations above and a few in the Upper Plattin formation. This issue at times presented a risk of losing the drill string so that location was abandoned and drilling was done at an alternate location. The results of the project are listed below.

Table 7.1-3 Summary of 2006 Exploration Drilling

Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
48	31	97.1
Note:	From 2006 SYB Group Drilling Report.

The average CaCO3 percentage results in 2006 were consistent with the drilling results from the 2005 drilling project. Both projects data confirm a nearly flat-lying formation with a low dip range from two to five degrees to the southwest.

In 2019, a development project was approved for drilling around the two open pit mines. The goal was to provide detailed information for mine planning. The project followed the protocols utilized in the previous two drilling projects. The results from this project are provided in Table 7.1-4 below.

Table 7.1-4 Summary of 2019 Development Drilling

Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
24	38	97.5
Note:	From 2019 SYB Group Drilling Report.

The drilling results prove the Upper Plattin formation ore interval has a reasonable continuous thickness across the entire property. The CaCO3 quality surpasses the minimum needed by the ALC plant for production. The zone has a mineable average thickness across the property both for open pit mining and for UG mining. Table 7.1-5 lists average thickness and CaCO3 percentage of all the holes.

Table 7.1-5 Summary of All ACT Drilling

Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
77	32	97.2

Fig. 7.1-2 is an example of the core logs produced from core description log and chemical analysis. These composite logs are used for correlation, determining ore intercepts, and a visual record of the core data.

7.2Surface Mapping and Sampling

The AGS had measured several stratigraphic sections (Halbrook, 1950) locally and on ACT property in the past. The QP has examined a representative number of the sections in the field.

7.3Hydrogeology Information

No hydrogeological studies have been conducted at the ACT property and the State of Arkansas does not require ACT to do so.

7.4Geotechnical Information

The State of Arkansas does not require geotechnical studies be performed.

8Sample Preparation, Analyses, and Security

8.1Sample Preparation and XRF Analysis

The ALC plant produces many products which are under strict quality parameters for chemical and physical quality. The ALC QC/QA lab was established many years ago and has been upgraded as required to meet the increasing demands of the customer base. In addition, customer quality control labs test ALC product shipments frequently.

XRF is one of the primary methods for determining the chemical content of limestone. The ALC QC/QA lab has been responsible for conducting XRF analysis on plant products and all rock samples from stockpiles, belt feed samples, drilling, and hand samples collected for outcrop conformation. The five significant oxides are analyzed. CaO is most important because of the plant’s raw limestone requirement above 96.0% CaCO3.

XRF sample preparation, whether core or cuttings, is crushed the entire sample to -10 mesh. The sample is separated and reduced by a ruffle to 250 grams then drying and pulverizing a representative split to -150 mesh. The samples are analyzed for oxides CaO, MgO, Fe2O3, Al2O3, and SiO2, following USLM’s XRF analytical method for limestone analysis. The technique involves pressing the powder into a pellet using a wax binder to hold the shape. The sample trays are loaded into the instrument with samples, a copper standard, and a certified control standard. The analytical procedure and protocol information was provided by ALC QC/QA personnel.

8.2Quality Control/Quality Assurance

The unknown samples are analyzed twice in a run to provide data to confirm repeatability. All sample preparation equipment is cleaned after preparing each sample and before the subsequent preparation. The instrument is cleaned and calibrated each year by the manufacturer and is under a service contract. Whenever the device becomes dirty and registers out of calibration or out of specification for the standards, the manufacturer comes out to clean, recalibrate, and repair if necessary. The oxide results of each sample are totaled to determine if the data is within an acceptable error range around 100%. The sample analysis is rerun if the total oxide percentage exceeds the acceptable error limits. Sample preparation and a newly prepped sample correct the problem in many cases. The lab has a set of certified limestone standards to cover the content range of the major oxides that can occur in limestones. The appropriate standard is run concurrently with the unknown samples. The standard results are compared from run to run to ensure the instrument operates correctly.

USLM has a total of four QC/QA labs among its wholly-owned subsidiaries. These labs can perform many of the same analyses, specifically XRF. At any time one lab goes down or needs verification of XRF results, samples can be sent to another lab for continuing analysis of the sample or cross verification.

The ALC QC/QA lab is certified by

•	The Food and Drug Administration; and
•	Underwriters Laboratory.

The lab follows procedures and protocols set forth by:

•	ASTM Methods: C-25, 50. 51, 110, 977;
•	AASHTO Methods: M216-05, 219; and
•	USLM protocols for testing whole-rock samples.

The lab utilizes certified limestone samples to verify the accuracy and calibration of its instrumentation. These are:

•	Euronorm MRC 701-1;
•	China National Analysis Center;
◾	-NC DC 60107a;
◾	-NCS DC 14147a;
◾	-NCS DC 70307; and
◾	-NCS DC 70304.

The security for limestone geological samples is not required as compared to the procedures needed for precious metals (gold, silver, etc.). Core or other samples are, immediately after drilling, taken to the core storage area by the contract geologist, member of the drill crew, or the collector of limestone samples. They are logged in and then processed by ALC QC/QA lab personnel. The change of possession is limited to two or three people that can be identified and held accountable for the locations of the samples before delivery to the lab. This information was provided by ALC QC/QA lab personnel.

8.3Opinion of the Qualified Person on Adequacy of Sample Preparation

The QP examined the adherence to preparation and analytical procedure protocols by the ALC QC/QA lab personnel. The analysis of geologic samples is conducted with attention to detail given as the ALC QC/QA testing for the products produced by the plant. The opinion is that the analytical program and lab provide reasonably accurate data for determining resource estimates.

9Data Verification

9.1Source Material

The QP worked with ALC personnel to obtain databases and raw data. There was an ongoing interface with ALC personnel while reviewing and verifying the data needed to model the deposit. For this TRS, the hard copy data was compared with the digital database for correctness and thoroughness. The data from the drilling programs were validated as reasonably as possible by comparing lithology and depths from each hole. Hole ore intercepts were cross-checked with the USGS LiDAR survey and GPS data to verify and confirm hole collar data. The logging of the core followed drill-site protocol and all data was collected and written on a formatted log sheet.

The QP met with the QC/QA lab manager to validate that the QC/QA protocol was followed for the geologic samples and the instrument’s status records. The sources for this data are the ALC QC/QA lab and contract geologists.

The topography used in the model was obtained from the most recent LIDAR scans, either federal government or private LIDAR data sources. The scans were reviewed for recent disturbance to make sure that was not an issue.

9.2Opinion of the Qualified Person on Data Adequacy

After contacting ACT personnel and subcontractors and reviewing the material for verification, the QP is satisfied the drill hole database and chemical analysis data are reasonably valid. The QP’s opinion is the data has been analyzed and collected appropriately, reasonably, and the data was adequate for the resource interpretation and estimation.

10Mineral Processing and Metallurgical Testing

The limestone mined at ACT is sedimentary without alteration due to metamorphic or igneous geologic processes. The uniqueness and suitability of the raw limestone for making the ALC plant’s products are based on the percent of CaCO3 content in the limestone. There is no metal content in the ore and no need to perform metallurgical testing. The mine does not operate crushing and screening processes so testing is not needed.

11Mineral Resource Estimates

11.1Definitions

A mineral resource is an estimate of mineralization by considering relevant factors such as cutoff grade, likely mining dimensions, location, or continuity that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part become economically extractable. Mineral resources are categorized based on the level of confidence in the geologic evidence. According to 17 CFR § 229.1301 (2021), the following definitions of mineral resource categories are included for reference:

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. An inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for the evaluation of economic viability. An inferred mineral resource, therefore, may not be converted to a mineral reserve.

An indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. An indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource and may only be converted to a probable mineral reserve. As used in this subpart, the term adequate geological evidence means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty.

A measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. As used in this subpart, the term conclusive geological evidence means evidence that is sufficient to test and confirm geological and grade or quality continuity.

11.2Key Assumptions, Parameters, and Methods

11.2.1Resource Classification Criteria

Geologic and analytical data from local drilling have proven that the Upper Plattin formation limestone has a consistently high percentage of CaCO3 content (above 96.0%) and a small range of thickness (30 ft. to 25 ft.) across the entire ACT property. These analytical results from more than 70 drill holes are sufficient to establish reasonable certainty of geological presence and grade or quality continuity on the property. The geologic confidence is high because of the abundance of verified drilling results. Classifying these resources in the measured category is appropriate.

11.2.2Market Price

A reasonable market survey for industrial mineral prices is conducted by the USGS each year. The publication is titled “USGS Mineral Commodity Summaries 2021.” Their database is comprised of sources from the entire U.S. The study considers such material issues as regional price differences, weather effects, production issues, and decreased demand from downstream users. For 2020, USGS reported an average value price per metric ton of $12.19, which converts to $11.05 per short ton for crushed limestone.

11.2.3Fixed Cutoff Grade

The limestone from the ACT mine is supplied to the mining contractor’s primary crusher and is transported to the ALC plant to process and to sell to end-user markets. The ALC plant must be provided with a limestone source that consistently exceeds an average CaCO3 threshold for customer needs. No matter the product, the raw limestone must exceed a minimum average content above 96.0% CaCO3. The percentage of CaCO3 can be higher but not lower to meet the quality requirement of the plant. Mining the limestone at a significantly higher average CaCO3 percentage results in the deposit being high-graded which shortens the mine’s life. Lowering the grade is unacceptable for the plant.

A primary XRF analysis quality control check is to total all the oxides to determine how close the total is to 100%. CaO is the primary oxide of the sample analyzed and the remainder is comprised of MgO, Fe2O3, Al2O3, and SiO2 (refer to section 8).

Since the mine operates on a fixed cutoff grade, there are no specific economic criteria for changing the cutoff grade. Any cost factors that increase the mining cost of limestone at this fixed grade would be offset by appropriate downstream price increases in the ALC plant’s products.

11.2.4Summary of Parameters

Modifying factors are the fixed cutoff grade, the final pit shell area, and property line offset. Key assumptions and parameters applied to estimate mineral resources are in Table 11.2.4.

Table 11.2.4 Resource Parameter Assumptions

Modifying Factor	Parameter
Fixed Grade Cutoff	Above 96.0% CaCO3
Estimated Final Pit Shell	Pit Shell Outline
Property Offset	100 ft.
Karsting	100 ft. Set Back from Top of Plattin Outcrop
Slope of High Wall	70 Degrees
Mineability	Reasonably Expected to be Feasible to Mine

11.3Resource Model

The resource model database consists of all drill holes listed in Appendix A. The QP confirmed and verified the database contained appropriate data for the TRS resource estimates. Table 11.3 lists the number holes in the database and the data type. A final review was conducted to ensure no data entry errors existed.

The most current USGS LIDAR topography was downloaded (USGS Mapview, 2021). The topography was edited using Global MapperTM software to select only the local area around the ACT property. The coordinate system for the maps in this report is State Plane NAD 83 feet.

The ore body consists of a single limestone bed defined by top and bottom surfaces. The top and the bottom ore intercepts were created from total hole composites. The average CaCO3 percentage is composited at 96.0% or higher in each hole. If any hole’s composite were significantly below 96.0%, that area would be excluded from the resource estimate. This situation did not occur. Next, the hole ore intercepts were utilized to produce top and bottom three-dimensional structural surfaces or contour maps based on the fixed cutoff grade composites.

The method chosen to model the deposit structure was gridding using SURFERTM software and Kriging was selected from twelve other algorithms. The selection process involved four steps:

•	Rough hand contour data for trend and structure estimate;
•	Run gridding script with basic inputs to compare gridding methods and produce a rough structure map;
•	Select grid method(s) then refine with specific inputs; and
•	Run a residual test to see which grid method closely matches the hole intercepts data value.

These two surfaces were then truncated against the new topography to account for erosional effects. This truncation is done because the ore bed position is not below the floor of the valleys. There are several ft. of non-ore below the bottom of the ore interval. Fig. 11.3 is a map of the top ore structure with the resource area outlined.

Fig. 11.3 ACT, Top of the Plattin Limestone

570000
568000
566000
1342000
1344000
1346000
1348000
1350000
1352000
1354000
1356000
N
0
2000
4000
6000

Plattin LST Top Truncated by Topography
Blue Line = Resource Limit

Next, ore, overburden thickness, and overburden stripping ratio maps were constructed. These maps were compared to a block model created in Surpac TM using the two ore structure surfaces. These surfaces were used to determine, to validate and confirm the conformity of the block model. The block model was then utilized to determine mine limits for resource and reserve estimates. The methods employed using Surpac are discussed below.

The resources were estimated using Geovia SurpacTM software. Contours of the top and bottom of the ore were imported into Surpac in AutoCAD format exported from SURFER. Surpac DTM surfaces were created using these contours. The USGS National Map service LIDAR database was imported into Surpac. Block models were developed for the entire resource area. The block dimensions were 20 ft. northing by 20 ft. easting and 2 ft. thick. The blocks were coded above or below the topography, above the ore bottom surface, and below the top ore surface to ensure that only blocks containing ore were included in the resource estimate. Blocks were also coded as being inside of a karsted and weathered zone to prevent these volumes from being included in the resource. Open pit and UG mining are appropriate for different parts of the resource area. The resource estimate employed both designs where necessary. Mine pits were designed using a 70 degree slope angle. The crests of the pits were offset 100 ft. from any external property boundaries.

Table 11.3 Summary of the Drill Hole Database for the Model

Data Type	Number of Records
Total Holes	76
Lithology	76
Chemical Analyses	76
Hole Composites	76

11.4Mineral Resources

11.4.1Estimate of Mineral Resources

The estimate of measured and indicated in-place limestone resources for ACT effective December 31, 2021, were estimated from applying the resource parameters to the geologic model and are set forth in Table 11.4. There are no indicated nor inferred mineral resources.

Table 11.4.1 ACT Holding Company, Inc. – Summary of Limestone Mineral Resources as of December 31, 2021,

Based On $11.05 Crushed Limestone 1, 2

Resource Category	In Place (tons)	Cutoff Grade (% X)	Processing Recovery (%)[3]
Measured Mineral Resources	115,802,000	Above 96.0 (CaCO3)	N/A
Indicated Mineral Resources	0	0	N/A
Total Measured and Indicated	115,802,000	Above 96.0 (CaCO3)	N/A

Notes:	[1] Price Source from USGS Mineral Commodity Summaries 2021.
[2] Shot limestone delivered to the primary crusher.
3 N/A: Not Applicable because estimated resources are in place.

11.4.2Geologic Confidence and Uncertainty

Any geologic uncertainty associated with the limestone deposits is tied to the variability of the quality, continuity, and thickness of the bed or interval. Drilling was conducted on separate ridges which were thousands of ft. apart and encountered limestone with the aforementioned properties being very similar. The conclusion can be made that, over a large area, drilling results have shown the Upper Plattin formation to have, with reasonable certainty, consistent, quality and thickness of limestone. Based on the drilling results, there is high confidence in the definition of the ore zone limits and the quality is constantly above the CaCO3 cutoff.

11.5Opinion of the Qualified Person

There are no factors onsite that will impact the extraction of this ore body. After reviewing the resource model and supporting data, the QP is confident the Upper Plattin formation outcrops over the entire ACT property with consistent quality and a minable section. It appears ACT will economically extract stone through different mining methods above the quality cutoff for the foreseeable future.

The QP’s opinion is that the following technical and economic factors could influence the economic extraction of the resource but the ALC plant insulates most of them from the mine. If lime production becomes economically unfeasible, the plant would no longer require limestone from the mine for the production of lime.

•

Regional supply and demand – Due to the shipping cost of lime, sales are limited to a regional footprint at the plant. The plant is insulated from global import and export market changes, as sales are domestic and regional.

•

Fuel cost – Mining equipment are major diesel consumers at the ACT mine. As diesel prices rise, the price per ton of production also rises and will need to be offset by increases in the plant’s product prices.

•	Skilled labor – This site is located near communities with an available labor source.
•	Environmental Matters:
◾	Federal or State regulations/legislation regarding greenhouse gas emission
◾	Air and water quality standards

12Mineral Reserve Estimates

Mineral resources were converted to reserves using a 75% recovery factor for underground mining and a 95% recovery factor for open pit mining. The property boundary offsets, karsted and weathered areas, and pit slopes were included in the resource estimate. For underground mining 17% of the ore is lost to pillars and 8% is lost to the roof, the floor, spillage, and dust. For open pit mining 5% of the ore is not recovered due to ore being left in the pit floor or walls, dust and spillage. Dilution volume is minimal and was not estimated.

As discussed in Section 13.2, the average waste to ore ratio for the reserves is two tons of stripping per ton of limestone for open pit mining. The ore body outcrops on ridges which makes the stripping ratio and ore to waste ratio increase as mining progresses into the ridges. The open pit mining generally targeted a stripping ratio of less than 2:1. When combined with the back slope of the pits, the recovery factor, and the karsted and weathered limestone where the ore body outcrops the open pit mining waste to ore ratio averaged 2:1. Underground mining becomes increasingly more economic towards the interior of the ridge despite the lower ore recovery and higher costs.

12.1Definitions

Mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted (Dorsey, 2019).

Probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource.  For a probable mineral reserve, the qualified person’s confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions (Dorsey, 2019).

Proven mineral reserve is the economically mineable part of a measured mineral resource.  For a proven mineral reserve, the qualified person has a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. Proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource (Dorsey, 2019).

12.2Price

A reasonable market survey for industrial mineral prices is conducted by the USGS each year. The publication is titled “USGS Mineral Commodity Summaries 2021.” The database comprises sources from the entire U.S. and considers such material issues as regional price difference, weather effects, production issues, and decreased demand from downstream users. As stated in Section 11.2.2, USGS reports average value crushed limestone price of $12.19 per metric ton, which converts to $11.05 per short ton.

12.3Costs

Limestone mining costs for ACT were estimated from the contract with its contractor. Contract mining costs are estimated at $3.50 per ton of limestone ore and $2.17 per ton for overburden. Underground contract limestone mining costs are estimated $6.50 per ton. Since all mining is to be performed by a contractor there are no capital costs.

12.4Reserve Estimates

Table 12.4 ACT Holding Company, Inc. – Summary of Limestone Mineral Reserves as of December 31, 2021,

Based On $11.05 Crushed Limestone 1, 2

Reserve Category	Extractable (tons)	Cutoff Grade (% X)	Mining Recovery (%)[3]
Probable Reserves	21,047,000	Above 96.0 (CaCO3)	95.0/75.0
Proven Reserves	68,500,000	Above 96.0 (CaCO3)	95.0/75.0
Total Probable and Proven	89,547,000	Above 96.0 (CaCO3)	95.0/75.0

Notes:	[1] Price Source from USGS Mineral Commodity Summaries 2021.
[2] Shot limestone delivered to the primary crusher.
[3] Mining recovery is listed as open pit/UG recovery.

12.5Opinion of the Qualified Person

USLM has mined similar deposits for many years using the same methods that are projected into the future for this deposit. Given the similarity of the geology and ore chemical qualities to other properties operated by USLM, the proposed mining methods should perform according to plans. Significant increases in the cost of mining coupled with large decreases in the selling price of limestone would be required to make mining uneconomic. Historically, USLM has been able to increase sales prices in line with cost increases. The limestone and the overburden are consistent across the reserves and allow for stable operating requirements from year to year.

13Mining Methods

13.1Geotechnical and Hydrologic Considerations

The State of Arkansas does not require geotechnical or hydrology modeling in mining operations and no geotechnical or hydrological studies have been completed.

13.2Mine Operating Parameters

The ACT mine plans to produce 500,000 to 1,000,000 tons per year. The expected life of mine is approximately 80 years. Mining will be conducted by a mining contractor.

Site development is completed by mining contractors using diesel powered earth moving equipment as they deem necessary.

Fig. 13.2, ACT, Estimated Final Mine Limits

Room and Pillar
Room and Pillar
Room and Pillar
Pit
Pit
Pit
1340000 E
1345000 E
1350000 E
1355000 E
570000 N
565000 N
US Lime & Minerals, Inc.
2021 TSR
ACT Holdings, Inc.
Final Mine Limits
N
Scale: 1:2000'
Plan No.
Date:02-Mar-22
SURPAC - GEOVIA

The deposit will be mined using two methods – conventional open pit mining and room and pillar UG mining. The average waste to ore ratio for open pit mine portion of the mine is two tons of stripping per ton of limestone. As the amount of waste that is required to be moved to expose ore increases underground mining becomes more economically attractive. For these reasons areas with lower overburden thicknesses were targeted for open pit mining. The mining recovery is estimated to be 95% for open pit mining and 75 % for underground mining. Fig. 13.2 shows the estimated final mine limits.

13.3Mining Plan

ACT’s mine plan will include both open pit and underground mining methods. Open pit mining extraction will utilize typical quarrying techniques of vertical drill and blast overburden removal and typical diesel-powered mine haulage equipment such as bulldozers, excavators, wheel-loaders and haul trucks. Overburden will be generally targeted at a 2:1 stripping ratio with the non-ore materials being placed within the property. Limestone ore will be recovered with vertical drill and blast, single pass bench mining and typical mining diesel-powered mine haulage equipment such as wheel loaders, excavators and haul trucks.

UG deposits will be extracted by the room and pillar mining method. Pillars are planned to be 35 ft. by 35 ft. on 85 ft. centers yielding an extraction ratio of 75%. Mining will be by horizontal drilling and blasting. Ground control will be maintained with mine scaling machines. Haulage will be via conventional UG mine haulage equipment.

13.4Mine Plant, Equipment, and Personnel

The mining contractor provides the personnel and equipment they deem necessary to meet required production demands.

14Processing and Recovery Methods

14.1Process Plant and Description

This section does not apply to the report because the ACT mine will deliver limestone to the contractor’s primary crusher. The crushed limestone will then be transferred to ALC for processing into various products. Crusher Flow Sheet was not included in this TRS because the report only covers mined limestone delivered to the primary crusher.

14.2Plant Throughputs and Design

This section does not apply to the report because the ACT mine will be an exclusive limestone supplier to ALC.

14.3Plant Operational Requirements

The ACT mine is an exclusive limestone supplier to the ALC so this section does not apply to the mine.

14.4Application of Novel or Unproven Technology

Mining operations at the site will follow standard open pit mining or UG mining methods. There has not been any application of novel or unproven technologies or techniques in the mining processes.

15Infrastructure

The ACT property is accessible by rail, county roads, and the mine operation by gravel roads and haul roads maintained by the contract mine personnel. The mine site is land-locked with no port facilities. The rail is served by Missouri and North Arkansas rail line. Three-phase electric power is provided to the site via above-ground utility lines. Water for dust control at the mine is obtained from the nearby White River which flows year round. All mine facilities are located on mine property. Maintenance facilities and the primary crusher are portable and furnished by the contract mining company. Fig. 15.1 shows the topography of the mine area and significant infrastructure features.

16Market Studies

16.1Market Outlook and Forecast

Demand for limestone produced at the ACT mine is exclusively for ALC’s lime and limestone production facilities located in Independence County, Arkansas. The ALC facilities have been in existence for over 60 years. Its products are delivered to customers by either freight or rail. Demand for limestone for the ALC operations has averaged approximately 1,000,000 tons per year over the previous five years which has been previously sourced exclusively from a mine owned by ALC. However, beginning in 2022, ALC plans to source 50% of its limestone demand (500,000 tons) from the ACT mine for the next 25 years (the period of time the mine owned by ALC is expected to remain in production). Afterwards, the ACT mine is expected to be ALC’s exclusive limestone supplier and will produce approximately 1,000,000 tons of limestones annually for delivery to the primary crusher.

Primary demand for lime and limestone products from ALC’s lime and limestone production facilities is from stable markets including the steel industry, the construction industry, paper and glass manufacturers, municipal sanitation and water treatment facilities, roof shingle manufacturers, and poultry and cattle feed producers. Current market conditions for these customers should result in continued steady demand for lime and limestone products in ALC’s market areas for the foreseeable future.

16.2Material Contracts

The ACT mine exclusively provides limestone to ALC’s lime and limestone production facilities. There are no material contracts with outside purchasers.

17Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

17.1Environmental Studies and Permitting Requirements

The ADEQ regulates industrial activities and its potential impacts on the environment. Open pit mining and reclamation are regulated in both the Coal and Non-Coal Programs, including soil, clay, shale, gravel, stone, limestone, sand, gypsum, bauxite, and novaculite under the Arkansas Pollution Control and Ecology Commission Regulation 15, Act 827 of 1991 and Act 1166 of 1997.

In addition to open pit mining and reclamation, the ADEQ is also a delegated authority under the Clean Air Act and Clean Water Act, established by the Environmental Protection Agency, to protect the ambient air quality and water quality within the State of Arkansas. ACT has furnished the environmental permit information provided in Table 17.1 below. This information was provided by USLM.

Table 17.1 Mining and Environmental Permits

Permit Number Issue Date	Issuer	Purpose	Expiration Date	Status
0129-MQ January 9, 2018	ADEQ	Authorization to Quarry	January 8, 2023	In Place, Active
1916-AGP-149 August 12, 2021	ADEQ	General Air Permit for Rock Crusher Plant	N/A	In Place, Active
ARR000000 (Final Permit No. TBD) July 1, 2019	ADEQ	Storm Water	July 30, 2024	Notice of Intent Submitted to ADEQ

ACT is authorized under Permit No. 0129-MQ to mine high-quality limestone. As required by ADEQ, a Five-Year Plan was developed for ACT’s operations and includes estimations for the removal of topsoil, overburden, and production of limestone. Upon expiration of the permit, ACT will calculate area and volume estimations based on future limestone production. Actual volumes may vary depending on market and geological conditions.

ACT has contracted a third-party portable rock crushing operation to extract high-grade limestone from the ACT mine. The portable rock crushing operations are authorized under the General Air Permit for Rock Crusher Plants Permit No. 1916-AGP-149.

Industrial Storm Water Permit No. ARR000000 (Final Permit No. TBD) is a general permit authorizing the discharge of storm water that has commingled with the mining activities off property to a nearby receiving water body. This information was provided by USLM.

17.2Overburden, Site Monitoring, and Water Management

ACT produces and manages non-production material, which consists of overburden and a trace amount of unusable rock from the blasting process at the ACT open pit mine. When open pit mine operations remove overburden, the material is utilized to backfill active pits to the extent where the material is available.

Water management at the open pit mine consists of use for dust control and managing stormwater run-off by way of pre-existing natural erosion pathways. Because the ACT open pit mine is situated above the natural water table, there is no requirement or need for groundwater monitoring. This information was provided by USLM.

17.3Post-Mining Land Use and Reclamation

A Financial Plan for Reclamation was developed as part of the Five-Year Plan submitted to the State of Arkansas. The Financial Plan outlines the non-ore materials to be stockpiled within the mine, topsoil management as part of the stripping process, and the final reclamation process. A surety bond and an estimated acreage of land affected over the life of the mine is submitted as part of the Five-Year Plan.

The projected estimated life of the mine is 80 years. The operation is considered a tangible, long-lived asset. As with all long-lived assets, ACT has reasonably projected reclamation and remediation costs as an asset retirement obligation which is reported annually in the USLM’s annual report on Form 10K (USLM’s 2021 Form 10K to which this TRS is attached as an exhibit). This information was provided by USLM.

17.4Local or Community Engagement and Agreements

The operation is relatively new and at this time there are no engagements or agreements. This information was provided by USLM.

17.5Opinion of the Qualified Person

Arkansas is a heavily regulated state of environmental laws and regulations and has numerous permits that require ongoing compliance and oversight from the ADEQ. ACT and USLM personnel are well trained and stay up-to-date on all environmental regulations. In the QP’s opinion there are no current or outstanding issues in environmental governance.

18Capital and Operating Costs

The ACT mine has a contract in place for producing limestone with a local company that has the equipment and skilled personnel for performing this work.

18.1Capital Costs

Since all mining and overburden removal is performed by a contractor there are no capital costs.

18.2Operating Costs

Table 18.2 Operating Costs

Operating Cost Estimate	Cost
Contractor Open Pit Mining Cost Per Ton	$3.50
Contractor Overburden Mining Cost Per Stripping Ton	$2.17
Contractor Underground Mining Cost Per Ton	$6.50

19Economic Analysis

The block model was used to estimate overburden and limestone ore volumes for open pit and UG mining. All mining is performed by a contractor.

19.1Key Parameters and Assumptions

The discount rate used in the economic analysis is 1.09%. This rate is ACT’s incremental borrowing cost. Per the current debt agreement and our current leverage ratio, ACT’s borrowing rate is 1.09% (calculated from the November 2021 LIBOR of 0.09%).

The tax was estimated using ACT’s current effective income tax rate calculated on September 30, 2021. In reviewing the September 30, 2021 tax provision, the effective tax rate contained no material non-recurring permanent items that would influence the rate, so it is considered not applicable to future periods. Demand for limestone is projected to be 500,000 to 1,000,000 tons per year for the life of the mine. The sales price per ton is estimated using the USGS Mineral Commodity Summaries 2021.

19.2Economic Viability

ACT has positive cash flow and the current mine plan does not require capital expenditure therefore, payback and Return On Investment calculations are irrelevant. The NPV of the life of mine plan is $130.1 million. The annual cash flows are in Appendix B.

19.3Sensitivity Analysis

Sensitivity analysis was performed on the discount rate, contractor open pit mining costs, contractor open pit overburden mining costs, contractor underground mining costs, and limestone selling price.

Table 19.3-1 Sensitivity Analysis: Varying Discount Rate

Discount Rate	NPV (thousands)
0%	$235,019
1%	$150,433
2%	$101,469
5%	$41,648
10%	$18,382
15%	$11,900
20%	$8,963

Table 19.3-2 Sensitivity Analysis: Varying Contractor Open Pit Mining Costs

Contractor Open Pit Mining Costs Per Ton	NPV (thousands)
$3.00	$149,583
$4.00	$140,187
$5.00	$130,791
$6.00	$121,395
$7.00	$111,999

Table 19.3-3 Sensitivity Analysis: Varying Contractor Overburden Mining Costs

Contractor Overburden Mining Cost Per Ton	NPV (thousands)
$2.00	$147,927
$3.00	$130,031
$4.00	$112,135
$5.00	$94,240
$6.00	$76,344

Table 19.3-4 Sensitivity Analysis: Varying Contractor Underground Mining Costs

Contractor UG Mining Cost Per Ton	NPV (thousands)
$6.00	$157,278
$7.00	$132,491
$8.00	$107,705
$9.00	$82,918
$10.00	$58,132

Table 19.3-5 Sensitivity Analysis: Limestone Selling Price Change

Selling Price Change (%)	NPV (thousands)
-20%	$69,341
-10%	$107,113
0%	$144,885
10%	$182,656
20%	$220,428

20Adjacent Properties

The QP utilized published academic, professional, or government publications about the local area in creating this report. The QP has no material knowledge pertaining to the adjacent properties.

21Other Relevant Data and Information

All data relevant to the supporting studies and estimates of mineral resources and reserves have been included in the sections of this TRS. No additional information or explanation is necessary to make this TRS understandable and not misleading.

22Interpretation and Conclusions

22.1Interpretations and Conclusions

This limestone deposit is reasonably flat lying and continuous across the ACT property. The quality is very consistent and exceeds the fixed ore grade needed to supply the ALC plant. Because of the simple geology, the application of mining methods are straightforward and consists of uncomplicated open pit or UG mining. The selection of the mining method will be determined by economics and/or the terrain and geology. The economic analysis and amount of reserves indicate the operation reasonably has approximately 80 years of estimated mine life at current production levels.

22.2Risks and Uncertainties

Internal to the mining operation, risks and uncertainties are minimal because of the uncomplicated geology and the employment of a standard mining methods. Governmental, legal, and regulatory risks, such as greenhouse gases, could adversely affect the ALC plant’s market for which the ACT mine is the limestone supplier.

23Recommendations

The operation has more than enough resources to last beyond the foreseeable future. The QP’s opinion is with the application of a sound mine design(s) and the appropriate equipment suite the mine will operate well within the cost estimates projected in the economic analysis. Further analysis of the mine designs for open pit versus UG mining methods should be performed to ensure the optimum economic choice is made when transitioning from open pit to UG methods. Because the operation is in such an early stage more recommendations are not needed at this time.

24References

AcreValue.com. 2021. [Accessed 2021] .https://www.acrevalue.com/map/?lat=40.628229&lng=-90.5&zoom=4

Bestplaces.com. 2021. Marble City, Oklahoma Weather. [Accessed 2021]. www.bestplaces.net/climate

Dorsey. 2019. How will the new rules affect the definitions of mineral reserves, probable mineral reserves, and proven mineral reserves? [Accessed 2020]

Foti TL. 1978. The Natural Divisions of Arkansas. ANHC. 76 pgs.

Halbrook DF. 1950. Investigation of High-Calcium Limestone Deposits Along White River. Izard County, Arkansas.AGS.16 pgs.

McFarland JD. 1998. Stratigraphic Summary of Arkansas. IC-36. AGS. 44 pgs.

Rains D and Hutto RS. 2012, Geology Map of the Sylamore Quadrangle, Izard and Stone Counties, Arkansas.DGM-AR-00844 AGS. 1 pg.

Swanson RG. 1981. Shell Sample Examination Manual. MIES1. AAPG. 102 pgs.

USLM. 2005 Property Records, Executive Summary. Company Internal Report. 23 pgs.

US Geological Survey. 2021. MapView Website. [Accessed 2021]. https://ngmdb.usgs.gov/mapview/?center=-97,39.6&zoom=4.

US Geological Survey. 2021. Mineral Commodity Summaries 2021. Stone (Crushed). pg. 154. USGS. 200 pgs.

25Reliance on Information Provided by the Registrant

The QP has relied upon information and data from ACT, ALC, and USLM personnel and records in completing this TRS. This material included written reports and statements of other individuals and companies with whom it does business. The material also includes permits, licenses, historical exploration data, production records, equipment lists, geologic and ore body resource and reserve information, mine modeling data, financial data and summaries, mine equipment specifications and summaries, records, equipment lists. The QP believes that the basic assumptions were factual and accurate and that the interpretations were reasonable. This material has been relied upon in the mine planning, capital and cost planning, and audited. The ALC mining engineer assisted the QP in reviewing these materials and performed the final reserve block modeling and economic analysis under the direction of the QP. There is no apparent reason to believe that any material facts have been withheld or misstated. In his professional judgment, the QP has taken all appropriate steps to ensure that the information or advice from ACT, ALC, and USLM personnel and records and outside entities is accurate. The QP does not disclaim any responsibility for this TRS.

Appendix A: List of Data Included in the Geologic Model

Appendix B: Annual Cash Flow Analysis

ACT – Discounted Cash Flow
In Thousands
Discount Factor 1.09%
NPV $144,884
	2022	2023	2024	2025	2026	2027	2028	2029
Tons Limestone Sold	500	500	500	500	500	500	500	500
Sales Price/Ton	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05
Revenue	$5,525	$5,525	$5,525	$5,525	$5,525	$5,525	$5,525	$5,525
-Operating Costs	$(3,052)	$(3,052)	$(3,052)	$(2,976)	$(3,595)	$(3,595)	$(3,595)	$(3,595)
-Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
Taxable Income	$2,473	$2,473	$2,473	$2,549	$1,931	$1,931	$1,931	$1,931
-Tax	$(495)	$(495)	$(495)	$(510)	$(386)	$(386)	$(386)	$(386)
+Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
-Capital Expenses	$0	$0	$0	$0	$0	$0	$0	$0
Free Cash Flow	$1,978	$1,978	$1,978	$2,039	$1,544	$1,544	$1,544	$1,544

ACT – Discounted Cash Flow
In Thousands
	2030	2031	2032	2033	2034	2035	2036	2037
Tons Limestone Sold	500	500	500	500	500	500	500	500
Sales Price/Ton	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05
Revenue	$5,525	$5,525	$5,525	$5,525	$5,525	$5,525	$5,525	$5,525
-Operating Costs	$(3,595)	$(3,595)	$(3,595)	$(3,595)	$(3,595)	$(3,595)	$(3,595)	$(3,595)
-Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
Taxable Income	$1,931	$1,931	$1,931	$1,931	$1,931	$1,931	$1,931	$1,931
-Tax	$(386)	$(386)	$(386)	$(386)	$(386)	$(386)	$(386)	$(386)
+Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
-Capital Expenses	$0	$0	$0	$0	$0	$0	$0	$0
Free Cash Flow	$1,544	$1,544	$1,544	$1,544	$1,544	$1,544	$1,544	$1,544

ACT – Discounted Cash Flow
In Thousands
	2038	2039	2040	2041	2042	2043	2044	2045
Tons Limestone Sold	500	500	500	500	500	500	500	500
Sales Price/Ton	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05
Revenue	$5,525	$5,525	$5,525	$5,525	$5,525	$5,525	$5,525	$5,525
-Operating Costs	$(3,595)	$(2,640)	$(3,844)	$(3,844)	$(3,844)	$(3,844)	$(3,844)	$(3,844)
-Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
Taxable Income	$1,931	$2,885	$1,682	$1,682	$1,682	$1,682	$1,682	$1,682
-Tax	$(386)	$(577)	$(336)	$(336)	$(336)	$(336)	$(336)	$(336)
+Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
-Capital Expenses	$0	$0	$0	$0	$0	$0	$0	$0
Free Cash Flow	$1,544	$2,308	$1,345	$1,345	$1,345	$1,345	$1,345	$1,345

ACT – Discounted Cash Flow
In Thousands
	2046	2047	2048	2049	2050	2051	2052	2053
Tons Limestone Sold	500	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Sales Price/Ton	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05
Revenue	$5,525	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050
-Operating Costs	$(3,844)	$(7,094)	$(7,094)	$(7,094)	$(7,094)	$(7,094)	$(7,094)	$(7,094)
-Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
Taxable Income	$1,682	$3,957	$3,957	$3,957	$3,957	$3,957	$3,957	$3,957
-Tax	$(336)	$(791)	$(791)	$(791)	$(791)	$(791)	$(791)	$(791)
+Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
-Capital Expenses	$0	$0	$0	$0	$0	$0	$0	$0
Free Cash Flow	$1,345	$3,165	$3,165	$3,165	$3,165	$3,165	$3,165	$3,165

ACT – Discounted Cash Flow
In Thousands
	2054	2055	2056	2057	2058	2059	2060	2061
Tons Limestone Sold	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Sales Price/Ton	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05
Revenue	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050
-Operating Costs	$(7,094)	$(7,094)	$(7,094)	$(7,094)	$(7,094)	$(7,094)	$(7,094)	$(7,094)
-Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
Taxable Income	$3,957	$3,957	$3,957	$3,957	$3,957	$3,957	$3,957	$3,957
-Tax	$(791)	$(791)	$(791)	$(791)	$(791)	$(791)	$(791)	$(791)
+Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
-Capital Expenses	$0	$0	$0	$0	$0	$0	$0	$0
Free Cash Flow	$3,165	$3,165	$3,165	$3,165	$3,165	$3,165	$3,165	$3,165

ACT – Discounted Cash Flow
In Thousands
	2062	2063	2064	2065	2066	2067	2068	2069
Tons Limestone Sold	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Sales Price/Ton	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05
Revenue	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050
-Operating Costs	$(7,094)	$(7,094)	$(7,094)	$(6,564)	$(6,500)	$(6,500)	$(6,500)	$(6,500)
-Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
Taxable Income	$3,957	$3,957	$3,957	$4,486	$4,550	$4,550	$4,550	$4,550
-Tax	$(791)	$(791)	$(791)	$(897)	$(910)	$(910)	$(910)	$(910)
+Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
-Capital Expenses	$0	$0	$0	$0	$0	$0	$0	$0
Free Cash Flow	$3,165	$3,165	$3,165	$3,589	$3,640	$3,640	$3,640	$3,640

ACT – Discounted Cash Flow
In Thousands
	2070	2071	2072	2073	2074	2075	2076	2077
Tons Limestone Sold	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Sales Price/Ton	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05
Revenue	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050
-Operating Costs	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)
-Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
Taxable Income	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550
-Tax	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)
+Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
-Capital Expenses	$0	$0	$0	$0	$0	$0	$0	$0
Free Cash Flow	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640

ACT – Discounted Cash Flow
In Thousands
	2078	2079	2080	2081	2082	2083	2084	2085
Tons Limestone Sold	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Sales Price/Ton	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05
Revenue	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050
-Operating Costs	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)
-Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
Taxable Income	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550
-Tax	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)
+Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
-Capital Expenses	$0	$0	$0	$0	$0	$0	$0	$0
Free Cash Flow	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640

ACT – Discounted Cash Flow
In Thousands
	2086	2087	2088	2089	2090	2091	2092	2093
Tons Limestone Sold	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Sales Price/Ton	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05
Revenue	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050
-Operating Costs	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)
-Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
Taxable Income	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550
-Tax	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)
+Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
-Capital Expenses	$0	$0	$0	$0	$0	$0	$0	$0
Free Cash Flow	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640

ACT – Discounted Cash Flow
In Thousands
	2094	2095	2096	2097	2098	2099	2100	2101
Tons Limestone Sold	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Sales Price/Ton	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05	$11.05
Revenue	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050	$11,050
-Operating Costs	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)	$(6,500)
-Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
Taxable Income	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550	$4,550
-Tax	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)	$(910)
+Depreciation	$0	$0	$0	$0	$0	$0	$0	$0
-Capital Expenses	$0	$0	$0	$0	$0	$0	$0	$0
Free Cash Flow	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640	$3,640

ACT – Discounted Cash Flow
In Thousands
								2102
Tons Limestone Sold								1,000
Sales Price/Ton								$11.05
Revenue								$11,050
-Operating Costs								$(6,500)
-Depreciation								$0
Taxable Income								$4,550
-Tax								$(910)
+Depreciation								$0
-Capital Expenses								$0
Free Cash Flow								$3,640